UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         NATIONAL HEALTHCARE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    635906100
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                               New York, New York
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 31, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    2
CUSIP No.   635906100

1     NAME OF REPORTING PERSON

      THE 1818 FUND II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

                                     7     SOLE VOTING POWER
              NUMBER OF                      -0-

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     690,155

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                        -0-

              REPORTING              10   SHARED DISPOSITIVE POWER
               PERSON                        690,155
                WITH
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      690,155

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.84%

14    TYPE OF REPORTING PERSON
      PN

      CUSIP No.   635906100

1     NAME OF REPORTING PERSON

      BROWN BROTHERS HARRIMAN & CO.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      NEW YORK

                                     7     SOLE VOTING POWER
              NUMBER OF                      -0-

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     690,155

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                         -0-

              REPORTING              10   SHARED DISPOSITIVE POWER
               PERSON                         690,155
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      690,155

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.84%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No.   635906100

1     NAME OF REPORTING PERSON

      T. MICHAEL LONG

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES

                                     7     SOLE VOTING POWER
              NUMBER OF                      -0-

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     690,155

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                         -0-

              REPORTING              10   SHARED DISPOSITIVE POWER
               PERSON                         690,155
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      690,155

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.84%

14    TYPE OF REPORTING PERSON
      IN

CUSIP No.   635906100

1     NAME OF REPORTING PERSON

      LAWRENCE C. TUCKER

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES

                                     7     SOLE VOTING POWER
              NUMBER OF                      -0-

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     690,155

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                         -0-

              REPORTING              10   SHARED DISPOSITIVE POWER
               PERSON                         690,155
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      690,155

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.84%

14    TYPE OF REPORTING PERSON
      IN

Item 1.     Security and Issuer.
            --------------------

            This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of National HealthCare Corporation, a Delaware corporation (the "Company"), whose principal executive office is located at 100 Vine Street, Murfreesboro, Tennessee 37130.


Item 2.     Identity and Background.
            ------------------------

            (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund II, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH&Co."), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH&Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

            The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations. BBH&Co. is a private bank. Pursuant to a resolution adopted by the partners of BBH&Co., BBH&Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Common Stock.

            The address of the principal business and principal offices of the Fund and BBH&Co. is 59 Wall Street, New York, New York 10005.

            The business address of each of Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH&Co. Long and Tucker are citizens of the United States.

            The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH&Co. is set forth on Schedule I hereto and is incorporated herein by reference.

            (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            Pursuant to a Note Purchase Agreement (a copy of which is attached hereto as Exhibit 1), dated as of October 15, 1997 (the "Note Purchase Agreement"), by and between National HealthCare L.P., a Delaware limited partnership and predecessor entity of the Company (as described below) ("Old NHC"), and the Fund, Old NHC issued, and the Fund acquired from Old NHC, $20,000,000 in principal amount of 5.75% Subordinated Convertible Notes due June 30, 2004 (the "Note") (a copy of the Note is attached hereto as Exhibit 2) for an aggregate purchase price (the "Note Purchase Price") of $20,000,000, upon the terms and subject to the conditions set forth in the Note Purchase Agreement.

            On December 9, 1997, the Fund purchased 109,000 limited partnership units (the "Units") of Old NHC in open market transactions for an aggregate purchase price (the "First Units Purchase Price") of $6,147,600. On December 30, 1997, the Fund purchased 25,600 Units in open market transactions for an aggregate purchase price (the "Second Units Purchase Price", and together with the Note Purchase Price and the First Units Purchase Price, the "Purchase Price") of $1,417,600.

            The funds used by the Fund to pay the Purchase Price were obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

            On December 31, 1997, the effective time of the restructuring of Old NHC into several entities (the "Special Reorganization"), Old NHC was merged into the Company, with the Company being the surviving corporation. In connection with the Special Reorganization, among other things, (i) each outstanding Unit of Old

NHC was converted into one share of Common Stock of the Company as of the effective time of the Special Reorganization and (ii) the Note was automatically converted into 555,555 shares of Common Stock of the Company on January 2, 1998 pursuant to its terms. The Company has assumed the rights and obligations of Old NHC under the Note Purchase Agreement, Note and Registration Rights Agreement (a copy of which is attached hereto as Exhibit 3), dated as of October 15, 1997 (the "Registration Rights Agreement"), between Old NHC and the Fund (as described below).


Item 4.     Purpose of Transaction.
            -----------------------

            The Fund has acquired the securities of the Company (and, prior to the Special Reorganization, the securities of Old NHC) for investment purposes only. The Note Purchase Agreement and the Registration Rights Agreement, which are attached hereto and incorporated herein by reference, contain, among other things, certain provisions which relate to (i) the acquisition of additional securities of the Company and (ii) the disposition of securities of the Company and other actions which may impede the acquisition of control of the Company by any person.

            The Fund has agreed in the Note Purchase Agreement that it will not purchase additional shares of Common Stock without the consent of the Company at any time that the Fund owns in excess of 23.2606249% of the total number of shares of Common Stock (on a fully-diluted basis) outstanding at the time of such proposed purchase. Subject to the above limitations, the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the shares of Common Stock in open market or in privately negotiated transactions, subject to the factors and conditions referred to above, the terms of the Note Purchase Agreement and compliance with applicable laws.

            Except as described in the Note Purchase Agreement and the Registration Rights Agreement, and as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            (a) through (c). As set forth above, (i) as of December 31, 1997, each Unit was converted into one share of Common Stock in connection with the Special Reorganization, as a result of which the 134,600 Units held by the Fund (representing the sum of the 109,000 Units and the 25,600 Units purchased by the Fund on December 9, 1997 and December 30, 1997, respectively) were converted into 134,600 shares of Common Stock and (ii) on January 2, 1998, the Note was automatically converted into 555,555 shares of Common Stock. Accordingly, the Fund may be deemed to own 690,155 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange of 1934, as amended, and there being 10,079,974 shares of Common Stock outstanding on January 2, 1998 (as represented to the Fund by the Company and including the conversion of the Note), represents approximately 6.84% of the outstanding shares of Common Stock.

            By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 690,155 shares of Common Stock, representing approximately 6.84% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding on January 2, 1998 as represented by the Company to the Fund). By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, each of Long and Tucker may be deemed to beneficially own 690,155 shares of Common Stock, representing approximately 6.84% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding on January 2, 1998 as represented by the Company to the Fund).

            Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Common
            Stock of the Issuer.
            ------------------------------------------

            The Company (as successor to Old NHC) and the Fund are parties to the Registration Rights Agreement which gives the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued upon the conversion of the Note.

            Except as described elsewhere in this Statement and as set forth in the Note Purchase Agreement, the Note and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 1, 2 and 3, respectively, and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Material To Be Filed as Exhibits.
            ---------------------------------

            1. Note Purchase Agreement, dated as of October 15, 1997, by and between Old NHC and the Fund.

            2. 5.75% Subordinated Convertible Note, dated October 15, 1997.

            3. Registration Rights Agreement, dated as of October 15, 1997 between Old NHC and the Fund.

                                SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1998

                              THE 1818 FUND II, L.P.

                              By: Brown Brothers Harriman & Co.,
                                  General Partner


                              By: /s/ Lawrence C. Tucker
                                  ---------------------------------
                                  Name:  Lawrence C. Tucker
                                  Title: Partner


                              BROWN BROTHERS HARRIMAN & CO.



                              By: /s/ Lawrence C. Tucker
                                  ---------------------------------
                                  Name:  Lawrence C. Tucker
                                  Title: Partner


                              /s/ T. Michael Long
                              --------------------------------------
                              T. Michael Long


                              /s/ Lawrence C. Tucker
                              --------------------------------------
                              Lawrence C. Tucker

                               SCHEDULE I

            Set forth below are the names and positions of all of the general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.


                             Business Address
                             (if other than as
Name                         indicated above)
----                         ----------------

Peter B. Bartlett

Brian A. Berris

Walter H. Brown

Douglas A. Donahue, Jr.      40 Water Street
                             Boston, Massachusetts  02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

Elbridge T. Gerry, Jr.

Robert R. Gould

Kyosuko Kashimoto            8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)           Tokyo 103, Japan

Radford W. Klotz

Noah T. Herndon              40 Water Street
                             Boston, Massachusetts  02109

Landon Hilliard

                             Business Address
                             (if other than as
Name                         indicated above)
----                         ----------------

Michael Kraynak, Jr.

T. Michael Long

Hampton S. Lynch

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson          40 Water Street
                             Boston, Massachusetts  02109

Jeffrey A. Schoenfeld        40 Water Street
                             Boston, Massachusetts  02109

Stokley P. Towles            40 Water Street
                             Boston, Massachusetts  02109

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker            1531 Walnut Street
                             Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.

                            INDEX TO EXHIBITS


                                                              Page
   Exhibit                Description                        Number
   -------                -----------                        ------

     1             Note Purchase Agreement, dated as of
                   October 15, 1997, by and between Old
                   NHC and the Fund.

     2             5.75% Subordinated Convertible Note,
                   dated October 15, 1997.

     3             Registration Rights Agreement dated
                   May 12, 1992, between Old NHC and
                   the Fund.